As filed with the Securities and Exchange Commission on June 1, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Cyberonics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-19806	76-0236465
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Cyberonics Blvd.
Houston, Texas 77058-2072
(Address of Principal Executive Offices) (Zip Code)

Darren W. Alch
Vice President, General Counsel, Compliance Officer, and
Assistant Secretary
(281) 228-7248
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this "Form SD") of Cyberonics, Inc. ("Cyberonics," "we," "us," "registrant," or "our") for the year ended December 31, 2014 is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.

A copy of our Conflict Minerals Report is filed as a part of this Form SD.  In accordance with Rule 12b-12 (17 CFR 240.12b-12), a copy of this Form SD may be found on our website at www.cyberonics.com.

Item 1.02	Exhibits

Cyberonics has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cyberonics, Inc.
By:	/s/ DARREN W. ALCH
Name:	Darren W. Alch
Title:	Vice President, General Counsel, Compliance Officer and Assistant Secretary